(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

March 11, 2011

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Hastings Street Trust (the trust):
Fidelity Series Emerging Markets Debt Fund (the fund)
File Nos. (811-00215) and (002-11517)
Post-Effective Amendment No. 125

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 125 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to a Power of Attorney dated February 1, 2011, is maintained at the offices of the trust. This filing also includes a conformed copy of the manually signed consent of the trust's independent registered public accounting firm, the original of which is maintained at the offices of the trust.

This filing includes the Prospectuses and Statements of Additional Information for Fidelity Series Emerging Markets Debt Fund. The fund's Prospectuses and SAIs, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 124. The fund may be marketed through banks, savings and loan associations, or credit unions.

This filing also serves to reflect Staff comments on Post-Effective Amendment No. 124, update standard disclosure, and implement editorial changes.

An effective date of March 13, 2011 is elected by the trust pursuant to Rule 485(b).

Please contact me at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group